Exhibit 99.2

FUWEI FILMS (HOLDINGS) CO., LTD.

(incorporated in the Cayman Islands as an exempted company with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Fuwei Films (Holdings) Co., Ltd. (the “Company”) will be held at No. 387 Dongming Road, Weifang, Shandong, China on August 26, 2021 at 10:00 a.m. for the following purposes:

To consider and, if thought fit, to pass the following resolutions, with or without amendments, as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	“THAT the issuance of an aggregate of 111,111,111 ordinary shares of par value of US$0.519008 each of the Company (the “Consideration Shares”) to the persons (the “Sellers”) whose names are listed in column II of Schedule A to the securities purchase agreement dated 31 March 2021 (as amended) (the “Securities Purchase Agreement”) made between the Company, Enesoon New Energy Limited (a company incorporated under the laws of the British Virgin Islands) (“Enesoon”), the Sellers, and 爱能森新能源(深圳) 有限公司 as a key subsidiary of Enesoon, in exchange for all issued shares of Enesoon, be and is hereby approved.”

2.	“THAT the authorised share capital of the Company be increased from US$2,595,040 divided into 5,000,000 ordinary shares of US$0.519008 each to US$70,066,080 divided into 135,000,000 ordinary shares of US$0.519008 each (the “Increase in Authorised Share Capital”) by the creation of an additional 130,000,000 shares of US$0.519008 each in the capital of the Company which shares shall rank pari passu in all respects with the existing authorised and issued shares in the share capital of the Company.”

3.	“THAT the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the issuance of the Consideration Shares, the Increase in Authorised Share Capital and all the transactions as contemplated under the Securities Purchase Agreement, and to sign and deliver any and all other instruments, certificates, notices or documents whatsoever and generally do all such things as he/she may think necessary or desirable in order to amend or give effect to the foregoing.”

By Order of the Board

Fuwei Films (Holdings) Co., Ltd.

Lei Yan

Chairman

July 28, 2021

Notes:

1.	A form of proxy to be used for the Meeting is enclosed. It shall be by signed by the appointor or his attorney duly authorized in writing or, if the appointor is a company, either under the company's seal or under the hand of an officer or attorney duly authorized.

2.	A member entitled to attend and vote at the EGM is entitled to appoint one, and if such member is the holder of two or more shares, more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company, but must attend the EGM in person to represent him.

3.	The instrument appointing a proxy (and any power of attorney or other authority under which it is signed, or a certified copy of such authority) shall be deposited at Company’s share registrars’ office, at the offices of Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China, or by telecopier transmission to such office not less than 48 hours before the time for holding the meeting.

4.	Completion and return of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting and in such event, the form appointing a proxy shall be deemed to be revoked.

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